The Baupost Group, Inc.
44 Brattle Street, 2nd Floor
P.O. Box 389125
Cambridge, MA  02238-9125
(617) 497-6680









                                                         September 16, 1994

Securities and Exchange Commission
Securities Filing Department
450 Fifth Street, NW
Washington, DC  20549

Re:     Safeguard Scientifics Inc.

Dear Sir or Madame:

        Enclosed for filing under Rule 13d-1 under the Securities Exchange Act of 1934 is our amended Schedule 13D filed on behalf of a group of Safeguard Scientifics Inc. stockholders.

        Under cover of this letter, copies of this filing are also being sent (via Federal Express) to Safeguard Scientifics Inc. and each exchange upon which this security traded.



Sincerely,



Carolyn A. Beckedorff



Enclosures
cc:     Safeguard Scientifics Inc.
        New York Stock Exchange






UNITED STATES                                  OMB APPROVAL
SECURITIES AND EXCHANGE COMMISIION             OMB Number:     3235-0145
Washington, DC 20549                           Expires:         August 31, 1991
                                               Estimated average burden
                                               hours per response.........14.90


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      12         )


Safeguard Scientifics, Inc., 800 The Safeguard Bldg., 435 Devon Park Dr., Wayne, PA 19087
(Name of Issuer)

Common Stock, par value  $0.10
(Title of Class of Securities)

786449108
(CUSIP Number)

The Baupost Group, Inc., 44 Brattle St., P.O. Box 389125, Cambridge, MA 02238
(617) 497-6680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 1994
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the the following________.

Check the following if a fee is being paid with the statement  _______ .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.            786449108     13D

      1 NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

        The Baupost Group, Inc.,   04-2752581

      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                           (a)               X
                                           (b)

      3 SEC USE ONLY


      4 SOURCE OF FUNDS *
        Not Applicable

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) or 2(E)


      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

                              7 SOLE VOTING POWER               0

NUMBER OF
SHARES                        8 SHARED VOTING POWER       439,800
BENEFICIALLY
OWNED BY
EACH                          9 SOLE DISPOSITIVE POWER          0
REPORTING
PERSON
WITH                         10 SHARED DISPOSITIVE POWER  439,800


     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          439,800

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *


     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             4.64%

     14 TYPE OF REPORTING PERSON *
                                                         IA, CO


CUSIP No.            786449108     13D

      1 NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

        Baupost Partners,   04-2878725

      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                           (a)               X
                                           (b)

      3 SEC USE ONLY


      4 SOURCE OF FUNDS *
        Not Applicable

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) or 2(E)


      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

                              7 SOLE VOTING POWER               0

NUMBER OF
SHARES                        8 SHARED VOTING POWER       404,000
BENEFICIALLY
OWNED BY
EACH                          9 SOLE DISPOSITIVE POWER          0
REPORTING
PERSON
WITH                         10 SHARED DISPOSITIVE
                                POWER                     404,000

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          404,000

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *


     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             4.26%

     14 TYPE OF REPORTING PERSON *
                                                         IA, PN


CUSIP No.            786449108     13D

      1 NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

        Seth A. Klarman,   ###-##-####

      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                           (a)               X
                                           (b)

      3 SEC USE ONLY


      4 SOURCE OF FUNDS *
        Not Applicable

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) or 2(E)


      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                              7 SOLE VOTING POWER               0

NUMBER OF
SHARES                        8 SHARED VOTING POWER
BENEFICIALLY                                              439,800
OWNED BY
EACH                          9 SOLE DISPOSITIVE POWER
REPORTING                                                       0
PERSON
WITH                         10 SHARED DISPOSITIVE
                                POWER                     439,800

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          439,800

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *



     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             4.64%

     14 TYPE OF REPORTING PERSON *
                                                         HC



Item 1      Security and Issuer


Item 1 of Schedule 13D is hereby amended to read as follows:

The Schedule 13D, last amended August 9, 1994, ("The Schedule 13D") of The Baupost Group, Inc., a Massachusetts corporation ("Baupost Group"), Baupost Partners, a Massachusetts general partnership ("Baupost Partners"), and Seth
A. Klarman (collectively the "Group Members"), relating to the common stock, par value $0.10 per share (the "Common Stock"), issued by Safeguard Scientifics Inc. (the "Company"), at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087 is hereby amended by this Amendment No. 12 to the Schedule 13D.


Item 2      Identity and Background


Item 2 of Schedule 13D is hereby amended to read as follows:

(a)

This statement is filed by The Baupost Group, Inc., a Massachusetts corporation ("Baupost Group"), Baupost Partners, a Massachusetts general partnership ("Baupost Partners"), and Seth A. Klarman. The foregoing persons hereinafter sometimes are referred to as the "Group Members." Any dis-closures herein with respect to persons other than Group Members are made on information and belief after making inquiry to the appropriate party.

The directors and executive officers of Baupost Group are set forth on Schedule A hereto. The general partners of Baupost Partners are set forth on Schedule B hereto.

(b)

The principal business and office address of Baupost Group, Baupost Partners, and Mr. Klarman is 44 Brattle Street, 2nd Floor, P.O. Box 389125, Cambridge, Massachusetts 02238-9125. The principal addresses of the directors and executive officers of Baupost Group are set forth on Schedule A hereto.
The principal business addresses of the general partners of Baupost Partners are set forth on Schedule B hereto.

(c)

The principal business of Baupost Group is that of general partner of several Massachusetts limited partnerships and investment adviser and manager of The Baupost Fund, a Massachusetts business trust. The principal business of Baupost Partners is that of investment adviser and general partner of four Massachusetts limited partnerships. The principal occupation of Mr. Klarman is that of President and Managing Director of Baupost Group, President and Trustee of The Baupost Fund, and general partner of Baupost Partners and several Massachusetts limited partnerships. The principal occupations of the directors and executive officers of Baupost Group are set forth on Schedule A hereto. The principal occupations of the general partners of Baupost Partners are set forth on Schedule B hereto.


(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


(e)

None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Baupost Group and Baupost Partners are organized under the laws of Massachusetts. The individual referred to in paragraph (a) above is a citizen of the United States.


Item 3      Source and Amount of Funds or Other Consideration


The shares of Common Stock beneficially owned by Baupost Group, Baupost Partners and Seth A. Klarman were purchased with investment funds obtained from working capital of several Massachusetts limited partnerships and The Baupost Fund.

Item 4      Purpose of Transaction


Not applicable.


Item 5      Interest in Securities of the Issuer


Items 5(a), 5(b), and 5(c) of Schedule 13D are hereby amended as follows:


(a)

The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 9,483,518 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 15, 1994 as reported by the Company.



As of the close of business on September 15, 1994

(i)

By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Baupost Group may be deemed to own beneficially the 439,800 shares of Common Stock held by several Massachusetts limited partnerships and The Baupost Fund, which constitutes approximately
   4.64%   the shares outstanding.  Baupost Group owns directly no shares of
Common Stock.


(ii)

By reason of the provisions of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, Baupost Partners may be deemed to own beneficially the 404,000 shares of Common Stock held by several Massachusetts limited
partnerships which constitutes approximately        4.26%  of the shares
outstanding.  Baupost Partners owns directly no shares of Common Stock.


(iii)

By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Klarman may be deemed to own beneficially the 439,800 shares of Common Stock held by several Massachusetts limited partnerships and The Baupost Fund, which constitutes approximately
   4.64% the shares outstanding. Mr. Klarman owns directly no shares of Common Stock.

(iv)

In the aggregate, the Group Members beneficially own a total of        439,800
shares of Common Stock, constituting approximately           4.64%   of the
shares outstanding.


(b)

(i)

Baupost Group, Baupost Partners and Seth A. Klarman have shared power to vote and dispose of the shares held by the Massachusetts limited partnerships and The Baupost Fund, as described above.


(c)

Transactions that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in paragraph 2(a) above are reported in Schedules I.1-I.3 hereto.


(d)

No person other than each respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.


(e)

This statement is being filed to report the fact that as of the date hereof. All reporting persons referred to in this filing have ceased being beneficial owners of more than five percent of the Common Stock.

Item 6

Contracts, Arrangements, Understandings or Relationships with Respect To Securities of the Issuer.

None.




Item 7

Material to be Filed as Exhibits


1.

Joint Filing Agreement pursuant to Rule 13d-1(f), including Power of Attorney granted to Seth A. Klarman to sign Schedule 13D and all amendments thereto, and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Baupost Group, Baupost Partners and Seth A. Klarman.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Seth A. Klarman


Seth A. Klarman, individually and
as attorney-in-fact for each of The
Baupost Group, Inc., Baupost Partners
and Seth A. Klarman.


Dated:      September 16, 1994







                                                                  Schedule A
Directors and Executive Officers of
The Baupost Group, Inc.



                                         Principal Business/
Name                 Business Address    Principal Occupation


Seth A. Klarman      44 Brattle Street   President and Director of
President & Director P.O. Box 389125     Baupost Group; general
                     Cambridge, MA 02238 partner, Baupost Partners
                                         and other Massachusetts limited
                                         partnerships; President and
                                         Trustee of the Baupost
                                         Fund.


Howard H. Stevenson  44 Brattle Street   Professor, Harvard Graduate
Vice Chairman,       P.O. Box 389125     School of Business Administration,
Director and         Cambridge, MA 02238 Baker Library, Boston, MA 02163;
Treasurer                                Vice Chairman, Director and Treasurer
                                         of Baupost Group; Chairman
                                         of the Baupost Fund.



William J. Poorvu    P.O. Box 828        Professor, Harvard Graduate School of
Chairman of the      Cambridge, MA 02238 Business Administration, P.O. Box 828,
Board of Directors                       Cambridge, MA  02238; Vice Chairman
                                         and Treasurer of the Board of Trustees
                                         of the Baupost Fund.  Chairman of
                                         the Board of Directors of The
                                         Baupost Group, Inc.

Jordan J. Baruch     1200 18th Street,NW Chairman of the Board, Jordan J.
Director and Asst.   Suite 610           Baruch Associates (Consultants), 1200
Secretary            Washington, DC      18th Street NW, Suite 610, Washington,
                     20036               DC 20036


Jo-An B. Bosworth    44 Brattle Street   Vice President, Secretary and Clerk
Vice President,      P.O. Box 389125     of Baupost Group, general partner of
Secretary and Clerk  Cambridge, MA 02238 Baupost Partners; assistant Clerk of The Baupost Fund


Paul C. Gannon       44 Brattle Street   Vice President and Chief Financial
Vice President,      P.O. Box 389125     Officer of The Baupost Group, Inc.
Chief Financial      Cambridge, MA 02238 Vice President of The Baupost Fund.
Officer


David C. Abrams      44 Brattle Street   Vice President of The Baupost
Vice President       P.O. Box 389125     Group, Inc. Vice President of The
                     Cambridge, MA 02238 Baupost Fund



                                               Schedule B
General Partners of
Baupost Partners



                                               Principal Business/
Name                 Business Address          Principal Occupation



The Baupost Group,   44 Brattle Street         Investment Advisor; General
Inc., 1              P.O. Box 389125           Partner of several Massachusetts
                     Cambridge, MA 02238       limited partnerships; manager of
                                               the Baupost Fund.


Seth A. Klarman      44 Brattle Street         President and Director of
                     P.O. Box 389125           Baupost Group; general partner,
                     Cambridge, MA 02238       Baupost Partners and other
                                               Massachusetts limited
                                               partnerships. President and
                                               Trustee of the Baupost Fund.



Jo-An B. Bosworth    44 Brattle Street         Vice President, Secretary and
                     P.O. Box 389125           Clerk of Baupost Group, general
                     Cambridge, MA 02238       partner of Baupost Partners.;
                                               assistant clerk of the Baupost
                                               Fund.


Baupost Associates   44 Brattle Street         General Partner of Baupost
Limited Partnership  P.O. Box 389125           Partners.
                     Cambridge, MA 02238




   1. For information concerning the directors and executive officers of The Baupost Group, Inc., see Schedule A.





Schedule I.1

Transactions in the Common Stock-Group Members
THE BAUPOST GROUP, INC.



                                Number of
                                  Shares
             Date of            Acquired       Price per            Total Cost
            Transaction         (Disposed)         Share            (Proceeds)

            08/09/94              (2,600)       26.00000           ($67,600.00)
            08/10/94                (600)       26.00000           ($15,600.00)
            08/15/94             (11,500)       26.80400          ($308,246.00)
            08/16/94              (2,600)       27.50000           ($71,500.00)
            08/17/94              (4,300)       27.64000          ($118,852.00)
            08/18/94              (3,400)       27.75000           ($94,350.00)
            08/18/94              (9,000)       28.05400          ($252,486.00)
            08/22/94              (3,000)       28.75000           ($86,250.00)
            08/23/94              (3,900)       29.02900          ($113,213.10)
            08/29/94              (3,500)       29.68900          ($103,911.50)
            08/31/94                (800)       29.75000           ($23,800.00)
            09/02/94              (1,000)       29.62500           ($29,625.00)
            09/14/94              (3,000)       29.00000           ($87,000.00)
                                ---------                         -------------
                                 (49,200)                           (1,372,434)




Schedule I.2

Transactions in the Common Stock-Group Members
BAUPOST PARTNERS




                                Number of
                                  Shares
             Date of            Acquired       Price per            Total Cost
            Transaction         (Disposed)         Share            (Proceeds)

            08/09/94              (2,400)       26.00000           ($62,400.00)
            08/10/94                (500)       26.00000           ($13,000.00)
            08/15/94             (10,500)       26.80400          ($281,442.00)
            08/16/94              (2,400)       27.50000           ($66,000.00)
            08/17/94              (3,900)       27.64000          ($107,796.00)
            08/18/94              (3,000)       27.75000           ($83,250.00)
            08/18/94              (8,200)       28.05400          ($230,042.80)
            08/22/94              (2,700)       28.75000           ($77,625.00)
            08/23/94              (3,500)       29.02900          ($101,601.50)
            08/29/94              (3,200)       29.68900           ($95,004.80)
            08/31/94                (800)       29.75000           ($23,800.00)
            09/02/94                (900)       29.62500           ($26,662.50)
            09/14/94              (2,700)       29.00000           ($78,300.00)
                                ---------                         -------------
                                 (44,700)                           (1,246,925)









Schedule I.3

Transactions in the Common Stock-Group Members
SETH A. KLARMAN



                                Number of
                                  Shares
             Date of            Acquired       Price per            Total Cost
            Transaction         (Disposed)         Share            (Proceeds)

            08/09/94              (2,600)       26.00000           ($67,600.00)
            08/10/94                (600)       26.00000           ($15,600.00)
            08/15/94             (11,500)       26.80400          ($308,246.00)
            08/16/94              (2,600)       27.50000           ($71,500.00)
            08/17/94              (4,300)       27.64000          ($118,852.00)
            08/18/94              (3,400)       27.75000           ($94,350.00)
            08/18/94              (9,000)       28.05400          ($252,486.00)
            08/22/94              (3,000)       28.75000           ($86,250.00)
            08/23/94              (3,900)       29.02900          ($113,213.10)
            08/29/94              (3,500)       29.68900          ($103,911.50)
            08/31/94                (800)       29.75000           ($23,800.00)
            09/02/94              (1,000)       29.62500           ($29,625.00)
            09/14/94              (3,000)       29.00000           ($87,000.00)
                                ---------                         -------------
                                 (49,200)                           (1,372,434)



EXHIBIT INDEX




Exhibit
  No.                                                                 Page


   1.   Joint Filing Agreement pursuant to Rule 13d-1(f),
        including Power of Attorney granted to Seth A. Klarman
        or Jo-An B. Bosworth, to sign Schedule 13D and all
        amendments thereto, and to file the same with the
        Securities and Exchange Commission, and other docu-
        ments in connection therewith, on behalf of The
        Baupost Group, Inc., Baupost Partners and Seth A.
        Klarman...................................................          15






AGREEMENT




AGREEMENTS, dated as of September 16, 1994, by and between each of the persons named on the signature pages hereto.


WHEREAS, each of the parties hereto beneficially owns shares (the "Shares") of Common Stock of Safeguard Scientifics Inc., a Pennsylvania corporation; and


WHEREAS, the parties hereto constitute a "group" with respect to the beneficial ownership of the Shares for purposes of Rule 13d-1 and Schedule 13D promulgated by the Securities and Exchange Commission;
Exchange Commission;


NOW, THEREFORE, the parties hereto agree as follows:

1.
The parties hereto shall prepare a single statement containing the information required by Schedule 13D with respect to their respective interests in the Shares (the Schedule 13D"), and the Schedule 13D shall be filed on behalf of each of them.

2.
Each party hereto shall be responsible for the timely filing of the Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


3.
Mr. Seth A. Klarman shall be designated as the person authorized to receive notices and communications with respect to the Schedule 13D and any amendments thereto.

4.
Each of the undersigned hereby constitutes and appoints Seth A. Klarman or Jo-An B. Bosworth his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities, to sign the Schedule 13D and any and all amendments thereto, and other documents in connection therewith, to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent all power and authority to do and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

5.
This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.


IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.




THE BAUPOST GROUP, INC.


By:         Seth A. Klarman


Title:      President




BAUPOST PARTNERS


By:         Seth A. Klarman


            General Partner



SETH A. KLARMAN


By:         Seth A. Klarman